April 14, 2017

Mr. John P. Nolan

Senior Assistant Chief Accountant

Office of Financial Services

United States Securities and Exchange Commission

100 F Street N.E.

Mail Stop 4720

Washington, DC 20549

Re:	Home BancShares, Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 28, 2017
Form 8-K Filed January 19, 2017
File No. 000-51904

Dear Mr. Nolan:

The following amends and supplements our letter, dated March 29, 2017, on behalf of Home BancShares, Inc. (“Home BancShares” or the “Company”), in response to the Staff’s comments contained in your letter to Mr. Brian Davis, dated March 15, 2017. Specifically, this letter amends and supplements the Company’s response to the Staff’s first comment contained in your March 15, 2017 letter based on the Company’s recent discussions with the Staff. The Company’s response to the Staff’s second comment remains unchanged and therefore has been omitted from this letter. For convenient reference, the text of the enumerated Staff comment, as well as the heading contained in your letter, is duplicated below.

Comment and Response

Form 10-K

Non-GAAP Financial Measurements, page 88

1.	Please tell us how you considered whether the non-GAAP measure “Allowance for loan losses plus discount for credit losses on purchased loans to total loans plus discount for credit losses on purchased loans” uses an individually tailored recognition and measurement method which could violate Rule 100(b) of Regulation G. Please refer to Question 100.04 of the Compliance and Disclosure Interpretations for guidance.

Response: As previously discussed with the Staff, the Company will remove from all future filings the non-GAAP financial measure referenced in the Staff’s comment, including the related tabular disclosure as presented in Table 32 on page 90 of the Company’s December 31, 2016 Form 10-K. The Company intends to continue to disclose in its future filings the balance of total purchased loans reported plus the discount on such purchased loans but will omit any disclosure of the above-referenced non-GAAP financial measure.

If you have any questions or require further information, please contact me at (501) 688-8866 or dbuford@mwlaw.com.

Sincerely,

MITCHELL, WILLIAMS, SELIG,
GATES & WOODYARD, P.L.L.C.

By	/s/ C. Douglas Buford, Jr.

C. Douglas Buford, Jr.

CDB:dw

cc:	Mr. Brian Davis
Mr. Michael Volley